

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via E-mail
Maria Fernandes
President/Treasurer/Secretary
Lisboa Leisure, Inc.
H 16/B, Adsulim
Benaulim, Goa, India 403716

Re: Lisboa Leisure, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 16, 2012
File No. 333-168337

Dear Ms. Fernandes:

We have received your response to our comment letter dated April 17, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public

company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Exhibit 5.1

2. We note your response to our prior comment 1, as well as the filed legal opinion that is an exhibit to your amended registration statement. We further note that the exhibit 5.1 opinion filed with your last amendment is dated May 15, 2011. Please file an updated opinion, as of a recent date and of a date after your charter was reinstated by the Nevada Secretary of State. Please refer generally to our prior comment 1 in our letter to you dated March 19, 2012.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor